SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        THE HARVEY ENTERTAINMENT COMPANY
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                                (Name of Issuer)

                                  Common Stock
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                        (Title of Classes of Securities)

                                    417662103
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                                 (CUSIP Number)

                              Gerald E. Boltz, Esq.
                                 Bryan Cave LLP
                             120 Broadway, Suite 500
                         Santa Monica, California 90401
                                  (310)576-2100
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 1998
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 3 Pages)

---------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the notes).

CUSIP NO. 417662103               SCHEDULE 13D                 Page 2 of 3 Pages

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1)    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Jeffrey A. Montgomery
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [   ]
                                                                       (b) [   ]
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS   N/A
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7    SOLE VOTING POWER                -0-
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              -0-
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER           -0-
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         -0-
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11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [   ]
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13)    Percent of Class Represented by Amount in Row (11)

       -0-
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14) Type of Reporting Person  IN
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

CUSIP NO. 4176621093               SCHEDULE 13D              Page 3 of 3 Pages

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Montgomery beneficially owns no shares of the Issuer's Common Stock (the "Shares")

     (b) Not applicable.

     (c) On April 24, 1998, Mr. Montgomery sold 65,000 Shares in a "broker's transaction" pursuant to Rule 144 under the Securities Act of 1933. Mr. Montgomery also sold 105,000 Shares on May 1, 1998, 6,667 shares on May 4, 1998, 6,000 Shares on May 5, 1998 and 300,000 Shares on May 7, 1998.

     (d) None.

     (e) May 7, 1998.

                                        * * *

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 11, 1998

                                        /s/ JEFFREY A. MONTGOMERY
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